UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2005

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etats-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A description of events affecting the Registrant is set forth in the press release issued by the Registrant on Thursday, November 10, 2005, attached hereto as Exhibit 99.1, which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:

Press release, dated November 10, 2005, regarding Pernod Ricard’s 2005/2006 1st Quarter Net Sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: November 10, 2005	By	/s/ Emmanuel Babeau
Name: Emmanuel Babeau
Title: Finance Director

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